02046973

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.I

For the 10th day of July, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.
This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

wm

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining's Jackson Inlet Core Drilling Program Establishes Depth Extension of Freightrain and Cargo1 Pipes

Toronto, Ontario, (July 10, 2002) – Twin Mining Corporation ("Twin Mining") (TWG – TSX) today announced that it has received micro-diamond results from the Cargo1 and Freightrain kimberlites located at its Jackson Inlet property. Diamond extraction and analysis from NQ drill core (47mm diameter) indicated continuity and reproducibility of diamond grade comparing pit sample results with drill core data of up to 206 meters (676 feet) vertical depth at Freightrain and 150 meters (492 feet) vertical depth at Cargo1. These are the deepest sampled kimberlite intersections in the respective pipes (see press releases of October 15, 2001 and October 31, 2001 respectively).

Important conclusions of the analysis conducted by AMEC E&C Services ("AMEC") are:

- The Freightrain drill hole and mini-bulk sample results are consistent with one another and support the previously modeled grade of 0.4 ct/tonne obtained from the fall 2001 mini-bulk samples.
- Micro-diamond data obtained to date from both the Freightrain and Cargo1 pipes indicate that both are low in micro-diamond content which limits the ability to use micro-diamond data from small samples to reliably predict macro-diamond grades.
- The results therefore should be considered as indicative, rather than conclusive. A numerical comparison of diamond counts per unit mass between Jackson Inlet and other Canadian diamond plays is not meaningful
- Such data should primarily be used to prioritize targets for larger scale follow-up sampling.

AMEC recommended:

- The extraction and processing of a 20 tonne sample from the Cargo1 pipe for a preliminary estimate of the macro-diamond grade.
- More detailed follow-up sampling program be carried out on the Freightrain pipe to more fully understand the geology of the kimberlite body and to investigate the potential for higher grade areas using micro-diamond analysis. This investigation should include an assessment of the extent of the floating limestone reefs within the kimberlite.

Twin Mining's field team has now arrived at Jackson Inlet to continue its exploration effort on the additional 12 anomalies previously identified through airborne magnetic surveys. The program calls for a ground magnetometer survey, gravity survey, soil sampling and drilling of these anomalies with the objective of defining large tonnages of highly diamondiferous kimberlite.

Results:

Diamond extraction and analysis from each kimberlite was performed by Lakefield Research Limited ("Lakefield") with the following results:

Cargo1 :

The core holes CG1-01 and CG1-02 recovered 924.72kg of kimberlite core (see press releases of August 12, October 15 and December 13, 2001).

The two holes are believed to have penetrated the southwest and northeast edge of the kimberlite body. Both holes crossed two distinct facies within the kimberlite pipe: a coarse olivine macrocrystic autolithic rim, and a dark weakly ashy core zone that appears to be distinctly crater facies.

It is encouraging to note that there are higher-grade sections, similar to the one reported in the press release of December 13, 2001, along the length of the holes.

Cargo1 – Diamond Summary

Hole Number	Sample weight (kg)	Number of Diamonds	
		Micro (-0.5mm)	Macro* (>0.5mm)
JI-CG1-01	336.31	65	9
JI-CG1-02	588.41	115	34
Total	**924.72**	**180**	**43**

* A macro-diamond is defined as exceeding 0.5mm in at least one dimension

Notes: 1. Six macro-diamonds measure greater than 0.5mm in two dimensions

2. The two largest stones measure 2.05x1.48x1.12mm and 1.14x0.80x0.22mm

Freightrain:

Micro diamond results from the 15 drill samples appear to be consistent with the diamond grade obtained from the mini-bulk samples taken in late 2001.

As a preliminary assessment of the potential for higher-grade zones within the Freightrain pipe, sample results from the 15 drill holes (see press release October 31, 2001) were aggregated by location as shown in the table below. Aggregated results indicate that the central and northern parts of the pipe surface appear to be the highest-grade areas.

Freightrain – Diamond Summary

Sample Grouping	Samples Aggregated	Sample Weight Kg total	Number of Diamonds	
			Micro (-0.5mm)	Macro* (>0.5mm one dimension)
Center	FT-01, FT-04, FT-16	573.90	220	32
North Zone	FT-09, FT-10, FT-11, FT-12,FT-13, FT-14, FT-15	378.09	190	19
West Zone	FT-06, FT-07, FT-08	11.73	13	0
South Zone	FT-02, FT-17	140.85	62	2
Total		**1,104.57**	**485**	**53**

* A macro-diamond is defined as exceeding 0.5mm in at least one dimension

Notes: 1. 15 macro-diamonds measure greater than 0.5mm in two dimensions

2. 8 macro-diamonds measure greater than 1.0 mm in two dimensions
3. The four largest stones measure:
2.08x1.43x0.94, 2.05x1.43x0.21, 2.02x1.31x0.96 and 1.71x1.57x1.27mm

Mini-bulk samples from the Freightrain pipe have yielded to date resorbed diamonds of high quality without boarts, rejection, coated and cubes (see press release of April 3, 2002). Diamond Trading N.V. of Antwerp, Belgium stated that "the diamonds" of up to 1.557 carats "are similar to high quality South African diamonds ...".

The mini-bulk results, together with the latest results and conclusions, are very encouraging with regard to the economic potential of the Jackson Inlet property.

Mr. John Lindsay, P.Eng., AMEC's Principal Metallurgist, is Twin Mining's "Qualified Person" as defined by National Instrument 43-101.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date July 10, 2002

Hermann Derbuch
Chairman, President & CEO

➊ Print the name and title of the signing officer under his signature

Duplicate

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the 10th day of July, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining's Jackson Inlet Core Drilling Program Establishes Depth Extension of Freightrain and Cargo1 Pipes

Toronto, Ontario, (July 10, 2002) – Twin Mining Corporation ("Twin Mining") (TWG – TSX) today announced that it has received micro-diamond results from the Cargo1 and Freightrain kimberlites located at its Jackson Inlet property. Diamond extraction and analysis from NQ drill core (47mm diameter) indicated continuity and reproducibility of diamond grade comparing pit sample results with drill core data of up to 206 meters (676 feet) vertical depth at Freightrain and 150 meters (492 feet) vertical depth at Cargo1. These are the deepest sampled kimberlite intersections in the respective pipes (see press releases of October 15, 2001 and October 31, 2001 respectively).

Important conclusions of the analysis conducted by AMEC E&C Services ("AMEC") are:

- The Freightrain drill hole and mini-bulk sample results are consistent with one another and support the previously modeled grade of 0.4 ct/tonne obtained from the fall 2001 mini-bulk samples.
- Micro-diamond data obtained to date from both the Freightrain and Cargo1 pipes indicate that both are low in micro-diamond content which limits the ability to use micro-diamond data from small samples to reliably predict macro-diamond grades.
- The results therefore should be considered as indicative, rather than conclusive. A numerical comparison of diamond counts per unit mass between Jackson Inlet and other Canadian diamond plays is not meaningful
- Such data should primarily be used to prioritize targets for larger scale follow-up sampling.

AMEC recommended:

- The extraction and processing of a 20 tonne sample from the Cargo1 pipe for a preliminary estimate of the macro-diamond grade.
- More detailed follow-up sampling program be carried out on the Freightrain pipe to more fully understand the geology of the kimberlite body and to investigate the potential for higher grade areas using micro-diamond analysis. This investigation should include an assessment of the extent of the floating limestone reefs within the kimberlite.

Twin Mining's field team has now arrived at Jackson Inlet to continue its exploration effort on the additional 12 anomalies previously identified through airborne magnetic surveys. The program calls for a ground magnetometer survey, gravity survey, soil sampling and drilling of these anomalies with the objective of defining large tonnages of highly diamondiferous kimberlite.

Results:

Diamond extraction and analysis from each kimberlite was performed by Lakefield Research Limited ("Lakefield") with the following results:

Cargo1 :

The core holes CG1-01 and CG1-02 recovered 924.72kg of kimberlite core (see press releases of August 12, October 15 and December 13, 2001).

The two holes are believed to have penetrated the southwest and northeast edge of the kimberlite body. Both holes crossed two distinct facies within the kimberlite pipe: a coarse olivine macrocrystic autolithic rim, and a dark weakly ashy core zone that appears to be distinctly crater facies.

It is encouraging to note that there are higher-grade sections, similar to the one reported in the press release of December 13, 2001, along the length of the holes.

Cargo1 – Diamond Summary

Hole Number	Sample weight (kg)	Number of Diamonds	
		Micro (-0.5mm)	Macro* (>0.5mm)
JI-CG1-01	336.31	65	9
JI-CG1-02	588.41	115	34
Total	**924.72**	**180**	**43**

* A macro-diamond is defined as exceeding 0.5mm in at least one dimension

Notes: 1. Six macro-diamonds measure greater than 0.5mm in two dimensions

2. The two largest stones measure 2.05x1.48x1.12mm and 1.14x0.80x0.22mm

Freightrain:

Micro diamond results from the 15 drill samples appear to be consistent with the diamond grade obtained from the mini-bulk samples taken in late 2001.

As a preliminary assessment of the potential for higher-grade zones within the Freightrain pipe, sample results from the 15 drill holes (see press release October 31, 2001) were aggregated by location as shown in the table below. Aggregated results indicate that the central and northern parts of the pipe surface appear to be the highest-grade areas.

Freightrain – Diamond Summary

Sample Grouping	Samples Aggregated	Sample Weight Kg total	Number of Diamonds	
			Micro (-0.5mm)	Macro* (>0.5mm one dimension)
Center	FT-01, FT-04, FT-16	573.90	220	32
North Zone	FT-09, FT-10, FT-11, FT-12,FT-13, FT-14, FT-15	378.09	190	19
West Zone	FT-06, FT-07, FT-08	11.73	13	0
South Zone	FT-02, FT-17	140.85	62	2
Total		**1,104.57**	**485**	**53**

* A macro-diamond is defined as exceeding 0.5mm in at least one dimension

Notes: 1. 15 macro-diamonds measure greater than 0.5mm in two dimensions

2. 8 macro-diamonds measure greater than 1.0 mm in two dimensions

3. The four largest stones measure:
2.08x1.43x0.94, 2.05x1.43x0.21, 2.02x1.31x0.96 and 1.71x1.57x1.27mm

Mini-bulk samples from the Freightrain pipe have yielded to date resorbed diamonds of high quality without boarts, rejection, coated and cubes (see press release of April 3, 2002). Diamond Trading N.V. of Antwerp, Belgium stated that "the diamonds" of up to 1.557 carats "are similar to high quality South African diamonds ...".

The mini-bulk results, together with the latest results and conclusions, are very encouraging with regard to the economic potential of the Jackson Inlet property.

Mr. John Lindsay, P.Eng., AMEC's Principal Metallurgist, is Twin Mining's "Qualified Person" as defined by National Instrument 43-101.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date July 10, 2002

Hermann Derbuch
Chairman, President & CEO

➊ Print the name and title of the signing officer under his signature